Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Reunion Neuroscience Inc.

30 Duncan Street, Lower North Suite

Toronto, Ontario

M5V 2C3

Item 2	Date of Material Change

November 18, 2022

Item 3	News Release

News release with respect to the material change referred to in this Material Change Report was disseminated by the Company through newswire on November 18, 2022, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On November 18, 2022, the Company announced that it has entered into an equity distribution agreement dated November 18, 2022 (the “Distribution Agreement”) with Canaccord Genuity LLC, pursuant to which the Company established an at-the-market equity facility (the “ATM Facility”).

Item 5	Full Description of Material Change

Pursuant to the ATM Facility, the Company may, at its discretion sell up to US$10,000,000 of its common shares through “at-the-market” issuances on the Nasdaq Stock Market in the United States. No common shares will be offered or sold on the Toronto Stock Exchange or any other marketplace in Canada. The Company intends to use the net proceeds from the ATM Facility, if any, principally for general corporate purposes to fund ongoing operations.

The offer and sale of the common shares under the ATM Facility will be made by means of a prospectus supplement dated November 18, 2022 (the “Prospectus Supplement”) which supplements the Company’s existing short form base shelf prospectus dated December 3, 2021 (the “Base Shelf Prospectus”) included in the Company’s U.S. registration statement on Form F-10 (File No. 333-261515) under the U.S.-Canada multijurisdictional disclosure system (the “Registration Statement”). Copies of the Registration Statement and the Prospectus Supplement can be found on EDGAR at www.sec.gov and copies of the Base Shelf Prospectus and the Prospectus Supplement can be found on SEDAR at www.sedar.com. Copies of such documents may also be obtained from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Curtis Weber, General Counsel & Corporate Secretary

Telephone: 1 (888) 880-7386

Email: investors@reunionneuro.com

Item 9	Date of Report

November 28, 2022